

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

August 28, 2008

<u>Via U.S. Mail and Facsimile</u>

Gregory E. McKelvey
President/CEO/Director
Animas Resources Ltd.
410 – 325 Howe Street
Vancouver, British Columbia
Canada V6C 1Z7

> **Re: Animas Resources Ltd.**
> **Amendment No. 1 to Form 20-F**
> **Filed August 12, 2008**
> **File No. 0-53294**

Dear Mr. McKelvey:

        We have reviewed your filing and your response letter and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

Business Overview, page 14

1. We note your response to our prior comment seven and reissue this comment. It
    appears that your disclosure is a compilation of press releases. If you choose to
    retain the description of your corporate and exploration activities, please provide
    the description of such activities in chronological order and specify the dates that
    the events occurred. However, we suggest that you reorganize your disclosure by
    activity.

2. We note your response to our prior comment eight and reissue this comment. We
    note that portions of the description of your corporate and exploration activities
    contain inappropriate time references. In this regard, it appears that you have
    included the text of several press releases without modification. Please revise.

Financial Statements

3. We note your response to comment 19 of our letter dated July 25, 2008. We did
    not locate the audited income statement for the period ended July 31, 2006. As
    such, we re-issue prior comment nineteen. Please include a copy of the related
    audit report when you amend your filing to include the audited income statement
    and statement of cash flows for the period ended July 31, 2006.

Note 13. Differences between Canadian and United States Generally Accepted
Accounting Principles

4. We note your response to comment 23 of our letter dated July 25, 2008 which
    indicates you have elected to expense mineral rights for US GAAP purposes.
    Please contact us to discuss.

5. Please clarify why your operating activities within your statements of cash flows
    for the five months ended December 31. 2007 reflects a 370,000 CDN use of cash
    from an increase in stock subscriptions. In this manner, the issuance of stock to
    an investor who pays for it in subsequent periods does not impact net income or
    cash in the current period.

Engineering Comments

Update on Project Development, page 15

6. We note you reference the non-compliant gold resource of the Dora Deposit.
    With the passage of National Instrument 43-101 in Canada, disclosure using non-

SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. Since you disclose that you cannot confirm that such information is in compliance with NI 43-101, you may need to remove disclosure of the related estimates.

7. Please disclose the cutoff grade used to designate your resource estimates as it is a critical component used to evaluate the potential of the mineral properties. Please disclose the assumptions such as the operating costs and recovery parameters used to determine your cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Santa Gertrudis Property, page 29

8. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

San Enrique and Greta Properties, page 31
Shirley Property, page 32

9. Please disclose the following information for each of your properties:

- The nature your company's ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements.

- The basis and duration of your mineral rights, surface rights, claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

10. Please insert a small-scale map showing the location and access to each of your material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. In the event a property is not material include a statement to that effect. Please

also note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

11. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

12. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Gregory E. McKelvey
Animas Resources Ltd.
August 28, 2008
Page 7

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact John Cannarella at (202) 551-3337 or, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer at (202) 551-3718 with any questions about the engineering comments. Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: Al Korelin (360-326-1952)
        Sean Donahue
        Jill Davis
        John Cannarella
        Ken Schuler